Exhibit 99.1

Santiago, October 8, 2019.

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref: Material Fact. Inform subscription of statutes of the subsidiary “Klare Corredora de Seguros S.A”

Mr. President:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the securities market, and the established in General Standard No. 30 and Chapter 18-10 of the Updated Collection of Banking Standards, both of this Commission for the Financial Market, I comply with informing you as a material fact that as of October 7 of the current year, Banco Santander-Chile has attended the subscription of the articles of incorporation of a subsidiary company “KLARE CORREDORA DE SEGUROS SA” whose activity is as denominated. This act was authorized by agreement of the Council of this Commission, which was communicated to us by resolution N ° 6780, dated September 26 of this year.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c.: Comisión para el Mercado Financiero.

Bolsas de Valores